August 25, 2010

Via EDGAR and FedEx

Mr. Larry Spirgel
Mr. Reid Hooper
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	NextWave Wireless Inc. Preliminary Proxy Statement on Schedule 14A Filed August 4, 2010

Ladies and Gentlemen:

On behalf of NextWave Wireless Inc. (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”), by letter dated August 19, 2010 (the “Comment Letter”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A, filed with the SEC on August 4, 2010 (the “Preliminary Proxy”).  The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Summary Term Sheet, page 1

1.
Please expand your disclosure to provide information related to the call option granted to DOCOMO.  For example, provide a summary of the conditions underlying the option, including an explanation of the technology milestone achieved by PacketVideo in November 2009, which triggered DOCOMO’s right to exercise the option.

Response:  The Company will revise the disclosure on page 1 in the “Summary Term Sheet” section of the Preliminary Proxy by adding the underlined text below to the Company’s Definitive Proxy Statement (the “Definitive Proxy”) to address the Staff's comment.

“DOCOMO acquired 35% of the issued and outstanding common stock of PacketVideo in July 2009. In connection with the July 2009 transaction, the Company, NextWave Broadband, PacketVideo and DOCOMO entered into a stockholders’ agreement dated July 2, 2009, pursuant to which DOCOMO was granted a call option to purchase all (but not less than all) of the remaining shares of common stock of PacketVideo owned by NextWave Broadband.  The stockholders’ agreement provided that the call option would become exercisable by DOCOMO for a specified period of time following the earliest to occur of (i) July 31, 2010, (ii) the date on which any creditor or third party initiated an

Mr. Larry Spirgel Mr. Reid Hooper August 25, 2010 Page Two

action to enforce any loan, guaranty or lien in excess of $5.0 million against the Company or any of its affiliates, or (iii) PacketVideo’s achievement of an agreed upon technology milestone related to the integration of PacketVideo’s pvPlayer™ into DOCOMO handsets.  In November 2009, PacketVideo and DOCOMO announced the sale of handsets running a version of DOCOMO’s Operator Pack software package incorporating PacketVideo’s pvPlayer™, which constituted an achievement of the technology milestone and enabled DOCOMO to exercise its call option under the stockholders’ agreement. In December 2009, DOCOMO notified us and NextWave Broadband of its intent to exercise the call option and thereby purchase all of the remaining shares of common stock of PacketVideo held by NextWave Broadband.  Pursuant to the stockholders’ agreement, DOCOMO would receive a valuation of the PacketVideo shares owned by NextWave Broadband before making a final determination as to the exercise of the call option. Between January and June 2010, DOCOMO and the Company conducted negotiations and followed the valuation procedures set forth in the stockholders’ agreement to determine the fair market value of the PacketVideo shares owned by NextWave Broadband. On June 28, 2010, after the completion and finalization of an independent valuation of the PacketVideo shares owned by NextWave Broadband, DOCOMO confirmed in writing to the Company and NextWave Broadband that DOCOMO still intended to exercise the call option and acquire all of the shares of common stock of PacketVideo owned by NextWave Broadband in accordance with the procedures set forth in the stockholders’ agreement.  The current transaction pursuant to the stock purchase agreement represents DOCOMO’s exercise of the call option.”

Background of the Sale, page 16

2.
Each presentation, discussion or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A.  This requirement applies to both preliminary and final reports.  Please revise your disclosure to summarize the presentations provided by Moelis & Company and Houlihan Lokey Howard & Zukin.  Please provide the information required by Item 1015(b) of Regulation M-A regarding the following:

●	The preliminary analysis and certain background valuation materials provided by Moelis to the Board of Directors on January 10, 2010;

Response:  The Company respectfully submits that the information provided by Moelis & Company (“Moelis”) to the Company’s negotiating committee on January 10, 2010 is not required to be included in the proxy statement pursuant to the disclosure requirements of Item 1015(b) of Regulation M-A.  The information provided by Moelis to the Company’s negotiating committee on January 10, 2010 did not contain any preliminary or final report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered in the proposed transaction, or the fairness of the proposed transaction to the Company or its stockholders.  The information provided by Moelis to

Mr. Larry Spirgel Mr. Reid Hooper August 25, 2010 Page Three

the Company’s negotiating committee on such date was intended to assist the Company’s negotiating committee in preparation for its pre-valuation negotiations with DOCOMO related to the proposed transaction and consisted primarily of a summary of possible valuation discussion points that could be used by NextWave in the discussions with DOCOMO and related background valuation information that Moelis believed might be useful in connection with the negotiations. The Company respectfully submits that the information is immaterial to an understanding of the proposed transaction and characterizing such information as a preliminary or final report, opinion or appraisal could be misleading to investors as it was not prepared in order to evaluate the valuation ultimately determined pursuant to the stockholders’ agreement.  However, in response to the Staff’s comment, the Company will revise the disclosure on page 17 in the “Background of the Sale” section of the Preliminary Proxy by adding the underlined text below to the Definitive Proxy to address the Staff's comment and clarify the prior disclosure.

“On January 10, 2010, Moelis provided to the negotiating committee a summary of valuation discussion points and related background valuation materials to assist the negotiating committee in preparing for its valuation discussion and negotiation with DOCOMO.”

●	The presentation by Houlihan on May 19, 2010 to the Board of Directors regarding the estimated fair market value of the remaining shares of common stock of PacketVideo owned by NextWave Broadband;

Response:  In response to the Staff’s comment, the Company will include on page 24 after the section entitled “Opinion of the Company’s Financial Advisor” an additional section in the Definitive Proxy entitled “Valuation of Houlihan Lokey Financial Advisors, Inc.” as set forth on Annex A attached hereto.  The Company supplementally advises the Staff that, although the Houlihan Lokey valuation was reviewed and considered by the Board, Houlihan Lokey’s valuation was not presented by Houlihan Lokey to the Board.

●	The presentation by Moelis on July 28, 2010 to the Board of Directors regarding the fairness of the consideration to be paid to the Company and NextWave Broadband in the sale.

Response:  The Company acknowledges the Staff's comment and respectively submits that a reasonably detailed description of the fairness opinion delivered by Moelis meeting the requirements of Item 1015(b) of Regulation M-A was included on page 20 of the Preliminary Proxy in the Section entitled “Opinion of the Company’s Financial Advisor”.  In response to the Staff’s comment, the Company will revise the disclosure on page 18 of the Definitive Proxy to add the underlined text below.

Mr. Larry Spirgel Mr. Reid Hooper August 25, 2010 Page Four

“On July 28, 2010, our Board of Directors was presented with, and further considered, a revised draft of the stock purchase agreement that did not contain any material changes from the version that was distributed on July 19, 2010 other than the inclusion of a post-closing covenant with respect to the implementation of the PacketVideo Retention Plan as described below under “The Stock Purchase Agreement – PacketVideo Retention Plan.”  At the same meeting, Moelis delivered its oral opinion to our Board of Directors, which opinion was subsequently confirmed in writing, that, as of July 28, 2010, and based upon and subject to the conditions and limitations set forth in the written opinion, the consideration to be paid to us and NextWave Broadband in the sale was fair, from a financial point of view, to NextWave Broadband and us.  In connection with delivering its opinion to our Board of Directors, Moelis reviewed the financial analysis that it performed and summarized the valuation ranges that it derived using such financial analysis.  The Moelis analysis is described below under the heading “The Sale – Opinion of the Company’s Financial Advisor” and the full text of Moelis’ written opinion, which sets forth the assumptions made, procedures followed, matters considered, and limitations on the review undertaken by Moelis in connection with its opinion, is attached to this proxy statement as Annex B.  Our Board of Directors further discussed in detail the terms and conditions of the stock purchase agreement and the process leading up to the proposed transaction.  In the course of its deliberations, our Board of Directors carefully considered a number of factors that are described under “Reasons for the Sale” below.  After due consideration, our Board of Directors unanimously determined that the stock purchase agreement, the sale of the PacketVideo shares to DOCOMO contemplated thereby and the other transactions contemplated by the stock purchase agreement are fair to, and in the best interests of, the Company and our stockholders, and unanimously adopted and approved and declared advisable the stock purchase agreement and authorized the transactions contemplated by the stock purchase agreement.”

3.
Revise your disclosure to provide more insight into the June 4, 2010, decision by the Board of Directors to accept the estimated fair market value of PacketVideo as $111.6 million.  Discuss the process and procedures considered by the Board of Directors for determining the fair market value of the remaining common stock of PacketVideo.  In addition, describe the assistance provided by Moelis to the Board of Directors.

Response:  The Company acknowledges the Staff's comment and will revise the disclosure on page 17 of the Definitive Proxy by adding the underlined text below to address the Staff's comment.

“On June 4, 2010, our Board of Directors considered, with the assistance of its legal and financial advisors, the process and procedures for determining the fair market value of the remaining common stock of PacketVideo owned by NextWave Broadband, including the terms of the call option right, the valuation procedures and other contractual obligations and limitations set forth in the 2009 stockholders’ agreement, the significant negotiation with DOCOMO with respect to the proposed valuation, the estimated fair market value provided by Houlihan Lokey, the fact that neither PacketVideo nor

Mr. Larry Spirgel Mr. Reid Hooper August 25, 2010 Page Five

NextWave had received any third-party bids or in-bound expressions of interest to acquire the remaining shares of PacketVideo following the announcement of the July 2009 sale of the 35% interest to DOCOMO or prior to that time at acceptable valuation levels, and the fact that Moelis was retained as financial advisor to advise our Board of Directors and render an opinion as to the fairness from a financial point of view to NextWave Broadband and us of the consideration to be paid for the PacketVideo shares.  Moelis assisted our Board of Directors in interpreting and understanding Houlihan Lokey’s valuation.  Based on, among other things, the financial performance of and prospects for PacketVideo’s multimedia business, the resources required to fund the further development and growth of PacketVideo’s business, the current and future competitive environment, the maturity dates of our outstanding indebtedness, the value of our spectrum assets and cash required to continue to manage and operate and pursue the sales and licensing of our spectrum assets and for a number of additional reasons that are described under “Reasons for the Sale” below, the Board of Directors decided to accept the estimated fair market value of $111.6 million derived for such remaining shares.  At that same meeting, our Board of Directors discussed with our senior management and our advisors the sale process to DOCOMO, DOCOMO’s rights under the 2009 stockholders’ agreement and our limited ability, in light of DOCOMO’s rights under  the stockholders agreement, to sell the remaining shares of common stock of PacketVideo owned by NextWave Broadband to other potential buyers.”

4.
We note that on July 28, 2010, a revised draft of the stock purchase agreement was presented to the Board of Directors.  Please revise your disclosure to discuss the specific revisions made to the agreement and considered by the Board of Directors.

Response:  The Company acknowledges the Staff’s comment and will revise the disclosure on page 18 of the Definitive Proxy to make clear that there were no material revisions made to the stock purchase agreement following its distribution to the Company’s Board of Directors on July 19, 2010, other than the inclusion of a post-closing covenant with respect to the implementation of the PacketVideo Retention Plan.  The underlined text below will be added to the Definitive Proxy to address the Staff’s comment.

“On July 28, 2010, our Board of Directors was presented with, and further considered, a revised draft of the stock purchase agreement that did not contain any material changes from the version that was distributed on July 19, 2010 other than the inclusion of a post-closing covenant with respect to the implementation of the PacketVideo Retention Plan as described below under “The Stock Purchase Agreement – PacketVideo Retention Plan”.”

Mr. Larry Spirgel Mr. Reid Hooper August 25, 2010 Page Six

Opinion of the Company’s Financial Advisor, page 20

5.
We note that Moelis relied on financial projections prepared by management of PacketVideo, NextWave Wireless and NextWave Broadband when preparing the fairness opinion.  Please disclose in the proxy statement all material projections provided to Moelis as well as the bases for and the nature of the material assumptions underlying the projections.

Response:  The Company acknowledges the Staff’s comment and will add a new section entitled “PacketVideo Financial Forecasts” to the Definitive Proxy on Page 24 immediately following the section entitled “Opinion of the Company’s Financial Advisor” as set forth in Annex B attached hereto.

6.	Under the selected precedent M&A transactions analysis, disclose why Moelis determined the selected transactions were comparable.

Response:  The Company acknowledges the Staff’s comment and will revise the disclosure on page 22 of the Definitive Proxy by adding the underlined text below to address the Staff’s comment.

“Using publicly available information, Moelis compared selected financial data of the sale with similar data for selected transactions deemed by Moelis to be generally comparable to the sale. These transactions were selected because they involved companies with operations in the digital media and/or embedded software industry and with similar size and operating metrics as PacketVideo.”

Mr. Larry Spirgel Mr. Reid Hooper August 25, 2010 Page Seven

7.           Under the discounted cash flow analysis, please revise to disclose the free cash flows PacketVideo is expected to generate during fiscal years 2010 through 2012 based upon the financial forecasts provided to Moelis from management of PacketVideo and NextWave Wireless.

Response:  The Company acknowledges the Staff’s comment and will disclose the requested information in the new section “PacketVideo Financial Forecasts” of the Definitive Proxy on Page 24 as set forth in Annex B attached hereto.  In addition, the Company will include a cross-reference to the financial forecasts provided to Moelis in the discounted cash flow analysis discussion on page 23 of the Definitive Proxy as underlined below.

“Discounted Cash Flow Analysis. Moelis performed a discounted cash flow analysis using the after-tax unlevered free cash flows that PacketVideo is expected to generate during fiscal years 2010 through 2012 based upon the financial forecasts from management of PacketVideo and the Company described below under “PacketVideo Financial Forecasts.”

8.
Please revise your disclosure on page 24 of the proxy statement to provide a quantitative description of the fees paid or to be paid to Moelis for acting as financial advisor to the Company in connection with the sale.

Response:  The Company acknowledges the Staff’s comment and will revise the disclosure on page 24 of the Definitive Proxy by adding the underlined text below to address the Staff’s comment.

“Moelis acted as financial advisor to the Company in connection with the sale and will receive a fee for its services, a significant portion of which is contingent upon the consummation of the sale.  Under the terms of the engagement letter between Moelis and NextWave, Moelis agreed to act as NextWave’s financial advisor in connection with the proposed sale of the remaining PacketVideo shares and other matters and received a monthly retention fee of $150,000 for six months from December 28, 2009.  In accordance with the terms of the engagement letter, in connection with the proposed sale of PacketVideo (i) NextWave was required to pay Moelis a fee of $500,000 upon the delivery of its opinion, which was not contingent upon the consummation of the sale or the conclusion reached in the opinion and (ii) Moelis will receive a transaction fee contingent upon the consummation of the sale equal to $500,000 plus (A) 2% of transaction value (as defined in the engagement letter and based upon total company value) in excess of $130 million and up to $175 million plus (B) 3% of transaction value in excess of $175 million and up to $200 million plus (C) 3.5% of transaction value in excess of $200 million.  The $500,000 fee required to be paid upon delivery of the opinion is to be credited against the transaction fee.  The transaction fee is expected to be approximately $1.07 million.”

Mr. Larry Spirgel Mr. Reid Hooper August 25, 2010 Page Eight

***

The Company further acknowledges that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (619) 573-1578, Marita A. Makinen, Esq. of Weil, Gotshal & Manges at (212) 310-8239 or Patrick Loofbourrow, Esq. of Cooley LLP at (858) 550-6089 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

/s/ Frank A. Cassou, Esq.

Frank A. Cassou, Esq.
Chief Legal Counsel and Secretary

cc:       Marita A. Makinen, Esq.
Weil, Gotshal & Manges

J. Patrick Loofbourrow, Esq.
Cooley LLP

Annex A

Valuation of Houlihan Lokey Financial Advisors, Inc.

NextWave and DOCOMO mutually selected and jointly engaged Houlihan Lokey to act as the third party valuation firm contemplated by the stockholders’ agreement to provide NextWave and DOCOMO with Houlihan Lokey’s view as to the estimated fair market value of the remaining shares of common stock of PacketVideo owned by NextWave Broadband, referred to in this section as the option shares.  On May 19, 2010, NextWave and DOCOMO were informed by Houlihan Lokey of its view to the effect that, as of April 30, 2010 (the valuation date agreed upon by NextWave and DOCOMO, referred to as the valuation date), the estimated fair market value of the option shares was approximately $111.6 million.

For purposes of Houlihan Lokey’s valuation and as agreed upon by NextWave and DOCOMO, the term “fair market value” means the amount at which the option shares would change hands between a willing buyer and a willing seller, each having reasonable knowledge of all relevant facts, neither being under any compulsion to act, with equity to both.  It was Houlihan Lokey’s understanding, upon which it relied, that NextWave and DOCOMO would consult with and rely solely upon their own legal counsel with respect to such fair market value definition.  No representation was made, directly or indirectly, by Houlihan Lokey as to any legal matter or as to the sufficiency of such definition, any of the methodologies or information utilized by Houlihan Lokey or any other assumptions or considerations set forth in its valuation for any purpose other than setting forth the scope of Houlihan Lokey’s valuation, including, without limitation, as to the validity or adequacy of the valuation, or determination of the estimated fair market value of the option shares, for purposes of complying with the stockholders’ agreement or otherwise.  Houlihan Lokey’s valuation was intended to supplement, not substitute for, due diligence required in connection with the sale or any other transaction.  Notwithstanding the use of the defined term “fair market value,” Houlihan Lokey was not engaged to identify prospective purchasers or to ascertain the actual prices at which and terms on which the option shares could be purchased or sold and Houlihan Lokey expressed no opinion as to whether the option shares could actually be purchased or sold for an amount equal to the estimated fair market value, what the value of the option shares actually would be when purchased or sold or the prices at which the option shares would trade (if a public trading market for such option shares existed) or would otherwise be transferable at any time.  Houlihan Lokey valued the option shares based on PacketVideo as a going-concern business enterprise assuming continued use as a mass assemblage of income producing assets.

Houlihan Lokey’s valuation was furnished for the use and benefit of NextWave and DOCOMO in connection with their evaluation of the option shares and does not address any aspect or implication of the sale or the underlying business decision of NextWave, DOCOMO, NextWave Broadband, their respective securityholders or any other party to proceed with or effect the sale transaction.  Houlihan Lokey’s valuation should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party.  It should be noted that any valuation is only an approximation, subject to uncertainties and contingencies, all of which are difficult to predict and beyond the control of the firm preparing such valuation and, thus, a valuation is not intended to be, and should not be construed in any respect as, a guaranty of value.  Houlihan Lokey’s valuation was not intended to be, and does not constitute, a recommendation to NextWave, DOCOMO, NextWave Broadband, any securityholder or any other person as to how to vote or act with respect to any matter relating to the sale.

In connection with its valuation, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances.  Among other things, Houlihan Lokey:

•	reviewed (a) the stock purchase agreement, dated as of July 2, 2009, among PacketVideo, NextWave, NextWave Broadband and DOCOMO and (b) the stockholders’ agreement;

•
reviewed certain information relating to the historical, current and future operations, financial condition and prospects of PacketVideo made available to Houlihan Lokey by PacketVideo, NextWave and DOCOMO, including financial projections (and adjustments thereto) prepared by PacketVideo’s management relating to PacketVideo for the fiscal years ending December 31, 2010 through December 31, 2012;

•
spoke with certain members of the managements of PacketVideo, NextWave and DOCOMO and certain of their respective representatives and advisors regarding (a) the business, operations, financial condition, past performance relative to projected performance and prospects of PacketVideo and (b) the sale to DOCOMO of a 35% interest in PacketVideo in July 2009, referred to as the 2009 transaction, and the proposed exercise by DOCOMO of its option to purchase the remaining shares of PacketVideo common stock and related matters;

•
compared the financial and operating performance of PacketVideo with that of public companies that Houlihan Lokey deemed to be relevant both (a) as of the valuation date and (b) as of April 1, 2009 in relation to the 2009 transaction;

•	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

•
reviewed certain information relating to the 2009 transaction, including its financial terms and certain contractual and other rights, restrictions or limitations attributable to DOCOMO’s 35% interest and the option shares as set forth in the stockholders’ agreement; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information.  In addition, management of PacketVideo advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections (and adjustments thereto) reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of PacketVideo, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they were based.  Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of PacketVideo since the date on which the financial statements or other information provided to Houlihan Lokey was prepared through the valuation date that would be material to Houlihan Lokey’s analyses or valuation and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.  Houlihan Lokey also relied on the assessments of PacketVideo’s management as to the existing and future products and technology of PacketVideo and the risks associated with such products and technology.

In connection with its valuation, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance sheet or otherwise) of PacketVideo or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation.  Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of PacketVideo or any other entity or business.  Houlihan Lokey did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which PacketVideo is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which PacketVideo is or may be a party or is or may be subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the sale of the option shares, the securities, assets, businesses or operations of PacketVideo or any other party, or any alternatives to the sale of the option shares, (b) negotiate the terms of the sale of the option shares, or (c) advise NextWave, DOCOMO, NextWave Broadband or any other party with respect to alternatives to the sale of the option shares.  Houlihan Lokey’s valuation was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey relating to PacketVideo prepared on or before, the valuation date.  Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its valuation, or otherwise comment on or consider events occurring or coming to our attention after the valuation date.  Unanticipated events and circumstances may occur and actual results may vary from those assumed and such variations may be material.

Houlihan Lokey was not requested to opine as to, and its valuation did not express an opinion or view as to or otherwise address, among other things: (a) the consideration to be paid or received in, the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the sale transaction or otherwise, including, without limitation, the requirements set forth in, and other matters relating to, the stockholders’ agreement or the exercise of the option to purchase the option shares thereunder, (b) the fairness of any portion or aspect of the sale transaction to NextWave, DOCOMO, NextWave Broadband, the holders of any class of securities, creditors or other constituencies of NextWave, DOCOMO, NextWave Broadband, or to any other party, vis-à-vis one another or otherwise, (c) the relative merits of the sale transaction as compared to any alternative business strategies that might exist for the option shares, PacketVideo, NextWave, DOCOMO, NextWave Broadband or any other party or the effect of any other transaction involving the option shares or PacketVideo or in which NextWave, DOCOMO, NextWave Broadband or any other party might engage, (d) whether or not any party is receiving or paying reasonably equivalent value in the sale transaction or (e) the solvency, creditworthiness or fair value of any party, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters.  Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice.  Houlihan Lokey assumed that such opinions, counsel or interpretations were or would be obtained from appropriate professional sources.  Houlihan Lokey relied, with NextWave’s and DOCOMO’s consent, on the assessments by PacketVideo, NextWave, DOCOMO and their respective advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to the option shares, PacketVideo and the sale transaction. Except as described above, NextWave imposed no other instructions or limitations on Houlihan Lokey with respect to the investigations made or the procedures followed by it in rendering its valuation.

In preparing its valuation, Houlihan Lokey performed a variety of analyses, including those described below.  This summary is not a complete description of the financial analyses performed and factors considered by Houlihan Lokey in connection with its valuation.  The preparation of a valuation is a complex analytical process involving various quantitative and qualitative judgments and determinations as to the most appropriate and relevant financial, comparative and other analytical methods employed and the adaptation and application of those methods to the particular facts and circumstances presented.  Therefore, a valuation and its underlying analyses are not readily susceptible to summary description.  Houlihan Lokey arrived at its ultimate valuation based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its valuation.  Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies, and factors or focusing on information presented in tabular format, without considering all analyses, methodologies, and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and valuation.  Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, Houlihan Lokey considered industry, general business, economic, market and financial conditions and other matters as they existed on, and could be evaluated as of, the valuation date, many of which are beyond the parties’ control.  Accordingly, the information may not reflect current or future market conditions.  No company, business or transaction used in the analyses for comparative purposes is identical to PacketVideo or the transaction, and an evaluation of the results of those analyses is not entirely mathematical.  Rather, the analyses involve complex considerations, judgments, and assumptions concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.  Houlihan Lokey believes that mathematical derivations (such as determining an average or median) of financial data are not by themselves meaningful and should be considered together with judgments and informed assumptions.  The assumptions and estimates contained in Houlihan Lokey’s analyses and the reference range resulting from such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses.  In addition, analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which assets, businesses or securities actually may be sold or acquired.  Accordingly, the assumptions and estimates used in, and the results derived from, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

The following is a summary of the material financial analyses prepared by Houlihan Lokey in connection with Houlihan Lokey’s valuation.  The order of analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey.  The financial analyses summarized below include information presented in tabular format.  In order to fully understand Houlihan Lokey’s financial analyses, the tables must be read together with the text of each summary.  The tables alone do not constitute a complete description of the financial analyses.  Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying and the qualifications and evaluations affecting the analyses, could create a misleading or incomplete view of Houlihan Lokey’s financial analyses.

Estimated Fair Market Value of the Option Shares. In estimating the fair market value of the option shares, Houlihan Lokey performed certain financial analyses of PacketVideo utilizing internal estimates of PacketVideo’s management.  Houlihan Lokey also considered certain rights and privileges of shares of PacketVideo common stock pursuant to the stockholders’ agreement in evaluating levels of control applicable to the option shares.  Houlihan Lokey derived an overall average enterprise value for PacketVideo based on these financial analyses and considerations and then calculated an estimated fair market value of the option shares as of the valuation date of approximately $111.6 million.  The general valuation approach of Houlihan Lokey is more fully described below.

Selected Companies Analysis.  Houlihan Lokey reviewed financial information of PacketVideo and financial and stock market information for the following 11 selected publicly held companies with operations in the digital media and/or embedded software industry:

• CyberLink Corp.
• DivX, Inc.
• DTS Inc.
• Oppenwave Systems Inc.
• Pervasive Software Inc.
• RealNetworks Inc.
• Rovi Corporation
• Sasken Communication Technologies Ltd.
• Smith Micro Software Inc.
• Sonic Solutions
• TeleCommunication Systems Inc.

Houlihan Lokey reviewed, among other things, enterprise values of the selected companies, calculated as equity market value based on reported fully-diluted common shares outstanding and closing stock prices on the valuation date, plus debt outstanding and preferred stock, less cash and cash equivalents, as a multiple of latest 12 months revenue, one fiscal year forward and two fiscal years forward estimated revenue and two fiscal years forward estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, as adjusted for certain non-recurring items and/or non-cash items, such as non-cash compensation, referred to as adjusted EBITDA.  Houlihan Lokey then applied a range of selected multiples of latest 12 months revenue, one fiscal year forward and two fiscal years forward estimated revenue and two fiscal years forward estimated adjusted EBITDA derived from the selected companies to PacketVideo’s latest 12 months (as of March 31, 2010) revenue, calendar years 2010 and 2011 estimated revenue and calendar year 2011 adjusted EBITDA.  Financial data for PacketVideo were based on internal estimates of PacketVideo’s managements.  Financial data for the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information.  In calculating an enterprise value reference range for PacketVideo derived from an analysis of selected companies, a premium was applied to the implied reference range for PacketVideo to take into account the rights and privileges of the option shares as set forth under the stockholders’ agreement.

Selected Precedent Transactions Analysis.  Houlihan Lokey reviewed transaction values of the following 32 transactions with announcement dates between January 1, 2005 and the valuation date involving companies with operations in the digital media and/or embedded software industry:

Acquiror	Target
• TeleCommunications Systems Inc.	• Networks in Motion, Inc.
• Vector Capital II, L.P.	• Corel Corporation
• Kudelski SA	• OpenTV Corp.
• Syniverse Technologies, Inc.	• VeriSign Inc. (Messaging Business)
• Google Inc.	• On2 Technologies Inc.
• TeleCommunications Systems Inc.	• LocationLogic LLC
• KT Corp.	• Korea Telecom Freetel Co., Ltd.
• Harmonic Inc.	• Scopus Video Networks Ltd.
• Research In Motion Limited	• Chalk Media Corp.
• Best Buy Co. Inc.	• Napster, LLC
• Microsoft Corporation	• Danger, Inc.
• Nokia Corp.	• Trolltech AS
• Nokia Siemens Networks Oy	• Apertio Limited
• Smith Micro Software Inc.	• PCTel Inc. (Mobility Solutions Group)
• Macrovision Corp.	• Gemstart-TV Guide International Inc.
• Nuance Communications, Inc.	• Tegic Communications, Inc.
• Nuance Communications, Inc.	• VoiceSignal Technologies, Inc.
• Motorola Inc.	• Terayon Communications Systems, Inc.
• Pitney Bowes Inc.	• MapInfo Corporation
• Vector Corporation	• SafeNet Inc.
• LM Ericsson Telephone Co.	• TANDBERG Television ASA
• Nuance Communications, Inc.	• BeVocal, Inc.
• Motorola Inc.	• Tut Systems Inc.
• Oracle Corp.	• MetaSolv Inc.
• Sybase, Inc.	• Mobile 365, Inc.
• Corel Corporation	• InterVideo, Inc.
• LM Ericsson Telephone Co.	• Netwise AG
• Oracle Corp.	• Portal Software Inc.
• VeriSign Inc.	• M-Qube, Inc.
• Electronic Arts Inc.	• JAMDAT Mobile Inc.
• Nokia Corp.	• Intellisync Corporation
• VeriSign Inc.	• LightSurf Technologies, Inc.

Houlihan Lokey reviewed, among other things, transaction values in the selected transactions, calculated as the purchase price paid for the target company’s equity, plus debt outstanding and preferred stock, less cash and cash equivalents, as a multiple of such target companies’ latest 12 months revenue.  Houlihan Lokey then applied a range of selected multiples of latest 12 months revenue derived from the selected transactions to PacketVideo’s latest 12 months (as of March 31, 2010) revenue.  Financial data for PacketVideo were based on internal estimates of PacketVideo’s management.  Financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction.  Since the selected transactions generally involved a change of control of the company or business acquired, in calculating an enterprise value reference range for PacketVideo derived from this analysis, a discount was applied to the implied reference range for PacketVideo to take into account the fact that the option shares do not provide full control of PacketVideo based on the rights set forth under the stockholders’ agreement.

Discounted Cash Flow Analysis.  Houlihan Lokey performed a discounted cash flow analysis of PacketVideo by calculating the estimated net present value of the unlevered, after-tax free cash flows that PacketVideo was forecasted to generate through fiscal year 2012 based on internal estimates of PacketVideo’s management.  Houlihan Lokey calculated terminal values for PacketVideo by applying a range of terminal value EBITDA multiples of 8.0x to 10.0x to PacketVideo’s fiscal year 2012 estimated EBITDA.  The present values of the cash flows (after taking into account estimated net operating loss carryforwards anticipated by PacketVideo’s management to be utilized by PacketVideo) and terminal values were then calculated using discount rates ranging from 14.0% to 18.0%.

Indexed Valuation Analysis.  Houlihan Lokey reviewed the enterprise value for PacketVideo that was agreed upon by NextWave and DOCOMO in the 2009 transaction of $130 million.  Houlihan Lokey then calculated the present value as of the valuation date of PacketVideo based on the agreed upon enterprise value for PacketVideo in the 2009 transaction by applying certain adjustments to take into account the differences in elements of control relevant to the option shares, changes in various equity indices between the date of the 2009 transaction and the valuation date, including an index comprised of the selected companies listed above, and changes in the operating and financial performance and forecasts of PacketVideo between the 2009 transaction and the valuation date.  Financial data for PacketVideo were based on internal estimates of PacketVideo’s managements.  Financial data for the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information.

Miscellaneous

NextWave and DOCOMO have paid Houlihan Lokey $750,000 (of which $500,000 was paid by DOCOMO and $250,000 was paid by NextWave) for its valuation, which was not contingent upon the conclusion set forth in its valuation or successful completion of the sale.  NextWave and DOCOMO have agreed to reimburse certain of Houlihan Lokey’s expenses, including the fees and expenses of Houlihan Lokey’s legal counsel, and to indemnify Houlihan Lokey and certain related parties for certain potential liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement.

NextWave and DOCOMO selected Houlihan Lokey to provide valuation services based on Houlihan Lokey’s reputation and experience and its familiarity with PacketVideo and its business.  Houlihan Lokey is regularly engaged to provide valuation and advisory services in connection with mergers and acquisitions, financings and financial restructuring.

In the ordinary course of business, certain of Houlihan Lokey’s affiliates, as well as investment funds in which such affiliates may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, NextWave, DOCOMO or any other party that may be involved in the sale transaction and their respective affiliates or any currency or commodity that may be involved in the sale transaction.

Houlihan Lokey and certain of its affiliates in the past provided and are currently providing investment banking, financial advisory and other financial services to PacketVideo, NextWave and DOCOMO and/or certain of their respective affiliates, for which Houlihan Lokey and such affiliates received and may receive compensation including, among other things, (a) having acted as financial advisor to NTT Communications Corporation (an affiliate of DOCOMO) in connection with its acquisitions of Pacific Crossing and Integralis AG, which transactions closed in 2009, and of Atlas Internet Solutions, S.A., which transaction closed in 2008, and (b) having performed valuation work in 2006 related to NextWave’s acquisition of PacketVideo.  Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to PacketVideo, NextWave, DOCOMO, Avenue Capital Group (a significant stockholder of NextWave), other participants in the sale transaction or certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation.  In addition, Houlihan Lokey and certain of its affiliates and certain of Houlihan Lokey’s and such affiliates’ respective employees may have committed to invest in private equity or other investment funds managed or advised by Avenue Capital Group, other participants in the sale transaction or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with Avenue Capital or other participants in the sale transaction or certain of their respective affiliates, and may do so in the future.  Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may have been adverse to, Avenue Capital, other participants in the sale transaction or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates received and may receive compensation.

 Annex B

PacketVideo Financial Forecasts

In connection with the review of the proposed sale, our Board of Directors was provided with certain unaudited prospective financial information for PacketVideo for fiscal years 2010 through 2012 which was prepared by PacketVideo’s management.  Moelis also was provided with this information, which it used in its preparation of the opinion as described above. In addition, in connection with its valuation more fully described below under “Valuation of Houlihan Lokey Financial Advisors, Inc.”, Houlihan Lokey was provided with the same unaudited prospective financial information. As a matter of course, neither PacketVideo nor the Company makes public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty as to whether the underlying assumptions and estimates will be realized. The Company is electing to provide herein PacketVideo management’s unaudited projections of bookings, revenue, gross margin, EBITDA and adjusted EBITDA for the fiscal years 2010 through 2012, in each case as prepared as of December 7, 2009, and calculations of unlevered free cash flows for such periods, only because this information was provided to our Board of Directors.   The unaudited prospective financial information was not prepared with a view toward public disclosure. The inclusion of this information should not be regarded as an indication that any of PacketVideo, NextWave Broadband or the Company or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, and the information should not be construed as financial guidance and should not be relied upon as such.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to PacketVideo’s business all of which are difficult to predict and many of which are beyond PacketVideo’s or our control. As a result, there can be no assurance that the unaudited prospective financial information will be realized or that actual results will not be significantly higher or lower than estimated.  Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year.  NextWave stockholders are urged to review “Special Risk Considerations You Should Take into Account in Deciding How to Vote on the Proposal to Adopt the Stock Purchase Agreement” beginning on page 36 of this proxy statement as well as NextWave’s most recent SEC filings for a description of risk factors with respect to PacketVideo’s business.  See also “Cautionary Statement Concerning Forward-Looking Information” beginning on page 6 of this proxy statement and “Where You Can Find More Information” beginning on page 42 of this proxy statement.

The projections in the table below have been prepared by, and are the responsibility of PacketVideo management. The unaudited prospective financial information was not prepared with a view toward complying with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.  Neither the independent registered public accounting firm of PacketVideo and the Company, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for the unaudited prospective financial information. Furthermore, the unaudited prospective financial information does not take into account any circumstance or event occurring after the date it was prepared.

Summary of PacketVideo Management Projections ($ in millions)

	FY 2010		FY 2011	FY 2012
Bookings	$73.9		$91.5	$124.0
Revenue	66.4		83.0	110.0
Gross Margin	46.8		62.4	85.6
EBITDA	3.2		9.2	19.4
Adjusted EBITDA(1)	8.3		14.5	25.0
Unlevered Free Cash Flow(2)	9.3		12.0	28.6
Unlevered Free Cash Flow(3)	5.9	(4)	9.7	21.8
_________________________
(1) Adjusted EBITDA represents EBITDA as adjusted to exclude projected stock-based compensation expenses.
(2) Unlevered free cash flow was calculated as net operating profit plus non-cash stock-based compensation, depreciation and amortization and minus adjusted taxes, capital expenditures and increase in working capital for purposes of Moelis' discounted cash flow analysis based on internal estimates and estimated income tax payments of $0.6 million, $0.7 million and $0.9 million for the fiscal years 2010, 2011 and 2012, respectively, provided by PacketVideo management.
(3) Unlevered free cash flow was calculated as net operating profit plus non-cash stock-based compensation, depreciation and amortization and minus adjusted taxes, capital expenditures and increase in working capital for purposes of Houlihan Lokey's discounted cash flow analysis based on internal estimates provided by PacketVideo management and a normalized income tax rate of 35%.
(4) Based on an 8-month stub period.

No assurances can be given that these projections will reflect actual future conditions. In addition, although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by PacketVideo’s management that PacketVideo’s management believed were reasonable at the time the unaudited prospective financial information was prepared.

Readers of this proxy statement are cautioned not to place undue reliance on the unaudited prospective financial information set forth herein. No representation is made by PacketVideo, NextWave Broadband, the Company, or any other person to any NextWave stockholder regarding the ultimate performance of PacketVideo compared to the information included in the prospective financial information included in this proxy statement.

NEITHER PACKETVIDEO NOR NEXTWAVE INTENDS TO UPDATE OR OTHERWISE REVISE THE PROSPECTIVE FINANCIAL INFORMATION INCLUDED IN THIS PROXY STATEMENT TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.